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11016870

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
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SEC Mail Processing
Section

FEB 25 2011

Washington, DC

SEC FILE NUMBER

8- 49788

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FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GA Financial, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

41 South High Str. Suite 3400
                    (No. and Street)

Columbus   Ohio   43215
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenn L. Morton   614 221 0900
                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

250 West Str. Suite 200 , Columbus , OH   43215
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

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OATH OR AFFIRMATION

I, _Donald E. Gamikow_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _GA Financial, Inr._ , as of _12|31_ , 20 _10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

Signature

Pres.Dent
Title

Louis E. Mowery
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GA Financial, Inc.

Financial Report
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under
the Securities Exchange Act of 1934

Contents

Independent Auditor's Report on the Financial Statements	1

Financial Statements

Statement of financial condition	2
Statement of operations	3
Statement of changes in shareholder's equity	4
Statement of cash flows	5
Notes to financial statements	6-7

Supplemental Information

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1	8
Schedule 2 - Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3	8
Schedule 3 - Information Relating to the Possession or Control Requirements Under Rule 15c3-3	8
Independent Auditor's Report on the Internal Control	9-10

 **McGladrey**

McGladrey & Pullen, LLP
Certified Public Accountants

Independent Auditor's Report
On the Financial Statements

To the Shareholder of
GA Financial, Inc.
Columbus, Ohio

We have audited the accompanying statement of financial condition of GA Financial, Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GA Financial, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Columbus, Ohio
February 16, 2011

1

GA Financial, Inc.

Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	22,854
Receivable from related party		754,043
Total assets	$	776,897
Shareholder's Equity		
Capital stock, $100 par value, 300 shares authorized and outstanding	$	30,000
Paid-in capital		15,159
Retained earnings		731,738
Total shareholder's equity	$	776,897

See Notes to Financial Statements.

GA Financial, Inc.

Statement of Operations
Year Ended December 31, 2010

Income		
Commission income	$	1,106,758
Total income		1,106,758
Expenses		
Management fees		751,282
Professional fees		43,190
Licenses and subscriptions		10,985
Income tax		6,516
Total expenses		811,973
Net income	$	294,785

See Notes to Financial Statements.

GA Financial, Inc.

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2010

	Capital Stock	Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2009	$ 30,000	$ 15,159	$ 686,953	$ 732,112
Net Income	-	-	294,785	294,785
Shareholder Distributions	-	-	(250,000)	(250,000)
Balance - December 31, 2010	$ 30,000	$ 15,159	$ 731,738	$ 776,897

See Notes to Financial Statements.

GA Financial, Inc.

Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows from Operating Activities		
Net income	$	294,785
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in receivable from related party		(355,015)
Decrease in commission receivables		331,000
Decrease in accounts payable		(10,200)
Net cash provided by operating activities		260,570
Cash Flows from Financing Activities		
Shareholder distributions		(250,000)
Net cash used in financing activities		(250,000)
Increase in cash		10,570
Cash, beginning		12,284
Cash, ending	$	22,854
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Income taxes	$	6,516

See Notes to Financial Statements.

GA Financial, Inc.

Notes to Financial Statements

Note 1.   Organization and Business

GA Financial, Inc. ("Company") was incorporated in June 1996 and commenced operations on May 1, 1997 for the purpose of engaging in brokerage activities. The Company is wholly owned by one shareholder. The majority of the Company's operations relate to the sale of variable life insurance policies.

Note 2.   Significant Accounting Policies

Basis of Presentation: The financial statements are presented in accordance with accounting principles generally accepted in the United States of America. Commission revenues and related management fees are recorded in the period earned or incurred.

Customer Accounts: The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of The Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

Commission Receivables: The Company receives commissions based on a percentage of premiums collected by life insurance companies. The commissions receivable are recorded at their estimated collectible amount based upon knowledge of premiums being remitted. At December 31, 2010, the Company had no commission receivables.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: The Company has elected to be treated as an S Corporation for income tax purposes and, therefore, is not subject to federal or state income taxes. The Company is subject to city income taxes. The current income tax expense for 2010 is $6,516 and is based on local income taxes for the reported amounts of pre-tax income for the period.

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010 management has determined that there are no material uncertain income tax positions.

The Company is not subject to examination by U.S. federal and local tax authorities for tax years before December 31, 2007.

Subsequent Events: The Company has evaluated subsequent events for potential recognition and/or disclosure through February 16, 2011, the date the financial statements were available to be issued.

GA Financial, Inc.

Notes to Financial Statements

Note 3.   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2010, the Company had net capital of $22,854, which was $17,854 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0 to 1.

Note 4.   Related Party Transactions

The Company has an expense sharing arrangement with Garlikov & Associates, Inc. ("Garlikov"), which is wholly owned by the Company's sole shareholder. This arrangement requires an allocation of certain expenses such as payroll, occupancy, and other incidental overhead expenses paid by Garlikov for the Company. This expense under the allocation totaled $751,282 for the current year and is included in the statement of operations as a management fee.

At December 31, 2010, the Company had a receivable of $754,043 from Garlikov. This receivable represents an advance for future expenses under the expense sharing arrangement.

GA Financial, Inc.
December 31, 2010
Computation of Net Capital Pursuant to Rule 15c3-1

Schedule 1 -Computation of Net Capital Pursuant to Rule 15c3-1

Computation of Net Capital

Shareholder's equity	$	776,897
Deductions:		
Receivable from related party		754,043
Net Capital	$	22,854

Computation of Basic Net Capital Requirement

Minimum net capital required (minimum of $5,000 or 6 2/3 percent of aggregate indebtedness)	$	5,000

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2010

Schedule 2 - Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3

GA Financial, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that Rule.

Schedule 3 - Information Relating to the Possession or Control Requirements Under Rule 15c3-3

GA Financial, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that Rule.

 McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Shareholder of
GA Financial, Inc.
Columbus, Ohio

In planning and performing our audit of the financial statements of GA Financial, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

McGladrey is the brand under which RSM McGladrey, Inc. and McGladrey & Pullen, LLP serve clients' business needs.   Member of RSM International network, a network of
The two firms operate as separate legal entities in an alternative practice structure.   independent accounting, tax and consulting firms.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen LLP

Columbus, Ohio
February 16, 2011